Julie M. Allen, Esq.

Member of the Firm

d 212.969.3155

f 212.969.2900

jallen@proskauer.com

www.proskauer.com

January 16, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549

Attn:	Joseph McCann
Christine Westbrook
Kevin W. Vaughn
Bonnie Baynes

Re:	Solid Biosciences Inc.
Registration Statement on Form S-1 (No. 333-222357)
Filed on December 29, 2017 and as amended on January 16, 2018

Ladies and Gentlemen:

On behalf of Solid Biosciences, LLC (the “Company”), we submit this supplemental letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced registration statement of the Company confidentially submitted to the Commission on Form S-1 on August 4, 2017 and subsequently resubmitted on October 20, 2017 and publicly filed on December 29, 2017 and as amended on January 16, 2018 (the “Registration Statement”).

On January 5, 2018, we submitted a letter to the Staff (the “Original Letter”) concerning the Company’s equity-based compensation granted to employees and consultants under its equity incentive plans. We seek to supplement the Original Letter in order to provide further detail on a particular feature of our limited liability company agreement that impacts the fair value of our Series D Common Units.

As previously disclosed, certain of our employees and consultants have received grants of common units in our company. These awards are accounted for in accordance with guidance prescribed for accounting for equity-based compensation. Based on this guidance and the terms of the awards, the awards are equity classified. The common units receive distributions only if a threshold, that is equivalent to the overall value of our company on the grant date, is exceeded. The threshold impacts the fair value of our common units because as the overall value of our company increases, common units with a lower threshold have a higher per unit fair value than common units subject to higher thresholds because proceeds are distributed in an order of priority in accordance with our limited liability company agreement.

Under the terms of our limited liability company agreement, upon conversion to a corporation, holders of our preferred units would be contractually entitled to receive the number of shares of common stock in the converted corporation that equals the value of the units that such holders held in our company immediately prior to the conversion. Therefore, if the equity value of our company has not reached a specific threshold that would allow the holders of preferred units to receive their full value, such holders, pursuant to the terms of our limited liability company agreement, would be entitled to receive more shares of common stock upon a

U.S. Securities and Exchange Commission

January 16, 2018

corporate conversion in order to make them “whole.” This contractual protection for the benefit of holders of our preferred units would result in the holders of our Series D Common Units receiving less value for their Series D Common Units in an initial public offering. For example, until such time as the equity value of our company has increased to reach the specified threshold that results in the Series D Common Unit holders having caught up to the value of the holders of our preferred units, Series D Common Unit holders will receive fewer shares of common stock in the converted corporation than originally issued, and certain Series D Common Unit holders with a higher specified threshold (due to receiving their units at a later grant date) may not receive any shares of common stock in an initial public offering. As a result, prior to our initial public offering, it was not possible to assume that all Series D Common Unit holders (particularly the ones with later grant dates) would convert on a pro rata basis with preferred unit holders or Series D Common Unit holders who received grants at earlier dates at lower thresholds.

The Company has supplemented the disclosure on pages 74 and 75 of the Registration Statement to provide this additional factor that affected the valuation of our Series D Common Unit holders.

Please contact me at (212) 969-3155 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Julie Allen
Julie Allen, Esq. Proskauer Rose LLP

cc:	Ilan Ganot, Solid Biosciences, LLC

Jennifer Ziolkowski, Solid Biosciences, LLC

Daniel Finkelman, Solid Biosciences, LLC

Daniel Forman, Proskauer Rose LLP

Deanna Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP